UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): November 12, 2013

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

McDonald's Corporation (the "Company") has registered 3,000,000 shares of the Company's Common Stock, to be offered pursuant to MCDirect Shares, the Company's direct stock purchase and dividend reinvestment plan, as set forth in the Company's Registration Statement on Form S-3 (Registration No. 333-184198), dated September 28, 2012, and the related Prospectus, dated November 12, 2013.

A copy of the legal opinion of the Corporate Executive Vice President, General Counsel and Secretary of the Company relating to the offering of the Company's Common Stock, as described herein, is filed herewith as Exhibit 5.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

Exhibit No.	Description
5	Legal Opinion of Gloria Santona, Corporate Executive Vice President, General Counsel and Secretary of McDonald's Corporation.
23	Consent of Gloria Santona, Corporate Executive Vice President, General Counsel and Secretary of McDonald's Corporation (included in the opinion filed as Exhibit 5 hereto).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: November 14, 2013   By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President - Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No.	Description
5	Legal Opinion of Gloria Santona, Corporate Executive Vice President, General Counsel and Secretary of McDonald's Corporation.
23	Consent of Gloria Santona, Corporate Executive Vice President, General Counsel and Secretary of McDonald's Corporation (included in the opinion filed as Exhibit 5 hereto).

Exhibit 5

Gloria Santona
Executive Vice President
General Counsel and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3373
Fax: (630) 623-0497

November 12, 2013

McDonald's Corporation
One McDonald's Plaza
Oak Brook, Illinois 60523

Re: McDonald's Corporation
         Registration Statement on Form S-3
         Registration of 3,000,000 shares of Common Stock

Ladies and Gentlemen:

I refer to the Registration Statement on Form S-3 (the "Registration Statement") filed by McDonald's Corporation, a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act") on September 28, 2012. I further refer to the prospectus, dated November 12, 2013 (the "Prospectus"), filed by the Company with the SEC under the Securities Act. The Registration Statement and Prospectus cover the registration of 3,000,000 additional shares of the Company's common stock, par value $0.01 per share (the "Common Stock") to be offered pursuant to MCDirect Shares, the Company's direct stock purchase and dividend reinvestment plan (the "Plan").

I am the Corporate Executive Vice President, General Counsel and Secretary of the Company and an attorney licensed to practice law in the State of Illinois, and my opinion is expressly limited to the laws of the State of Illinois, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.

I, or individuals under my supervision and direction, have examined the Registration Statement; the Prospectus; the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws, as currently in effect; and the corporate proceedings of the Board of Directors of the Company. I, or such individuals, have also examined such other records, documents and questions of law as I have considered relevant and necessary, including the Plan, as a basis for the opinion set forth below.

In rendering the opinion set forth below, I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to me as copies. I have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to this opinion, I have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, and subject to the qualifications, limitations, exceptions and assumptions set forth herein, it is my opinion that following (i) distribution of the shares of Common Stock pursuant to the terms of the Plan, and (ii) for shares of Common Stock issued by the Company, receipt by the Company of the consideration for such shares as specified in the applicable resolutions of the Company's Board of Directors and in the Plan, the shares of Common Stock will be legally issued, fully paid and non-assessable.

My opinion is subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws affecting the enforcement of creditors' rights generally and to the effect of general principles of equity, regardless of whether enforceability is considered in a proceeding in equity or at law.

I express no opinion and, accordingly, do not purport to cover herein the application of the Securities Act or "Blue Sky" or securities laws and regulations of the various states and other jurisdictions of the United States to the sales of Common Stock registered under the Registration Statement and the Prospectus.

This opinion has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K with respect to the filing of the Prospectus under the Securities Act. This opinion is rendered on and as of the date hereof, and I assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect this opinion.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me in the Prospectus under the caption "Legal Matters." By giving this consent, I do not admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Gloria Santona
Gloria Santona
Corporate Executive Vice President,
General Counsel and Secretary